UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 4, 2019

LEO HOLDINGS CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38393	98-1399727
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21 Grosvenor Place London	SW1X 7HF
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +44 20 7201 2200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	LHC.U	New York Stock Exchange
Class A ordinary shares included as part of the units	LHC	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	LHC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Leo Holdings Corp. (“Leo”) has prepared for use in connection with various meetings and conferences related to the proposed business combination (the “Business Combination”) pursuant to which, among other things, Leo will acquire Queso Holdings Inc. (“Queso”) and the “Chuck E. Cheese” business in accordance with the terms of that certain Business Combination Agreement, dated as of April 7, 2019 (the “Transaction Agreement”), by and among Leo, Queso and the other parties thereto.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information

In connection with the Business Combination, Leo filed a Registration Statement on Form S-4 (File No. 333-231110), which includes a preliminary prospectus and preliminary proxy statement. Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors and security holders of Leo are advised to read, when available, the proxy statement/prospectus in connection with Leo’s solicitation of proxies for its special meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by directing a request to: Leo Holdings Corp., 21 Grosvenor Place, London SW1X 7HF.

Participants in the Solicitation

Leo, Queso and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Leo’s directors and officers in Leo’s filings with the SEC, including Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019, and such information and names of Queso’s directors and executive officers are also in the Registration Statement on Form S-4, as amended, filed with the SEC, which includes the preliminary proxy statement of Leo for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Leo’s industry, future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Leo’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Leo’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Leo operates, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Leo operates; changes in taxes, governmental laws, and regulations; competitive product and pricing activity;

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difficulties of managing growth profitably; the loss of one or more members of Leo’s management teams; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Leo is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination or a delay or difficulty in integrating the businesses of Leo and Queso; uncertainty as to the long-term value of Leo’s ordinary shares; those discussed in Leo’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Leo’s Quarterly Reports on Form 10-Q, Leo’s Annual Report on Form 10-K and other documents of Leo on file with the SEC or in the proxy statement filed with the SEC by Leo. There may be additional risks that Leo presently does not know or that Leo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Leo’s expectations, plans or forecasts of future events and views as of the date of this communication. Leo anticipates that subsequent events and developments will cause Leo’s assessments to change. However, while Leo may elect to update these forward-looking statements at some point in the future, Leo specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s assessments as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation, dated June 2019

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 4, 2019	LEO HOLDINGS CORP.

	By:	/s/ Simon Brown
Name: Simon Brown
Title: Secretary

Exhibit 99.1

Investor Presentation June 2019

Disclaimer This investor presentation (“Investor Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Leo Holdings Corp. (“Leo”) and Queso Holdings Inc. (“Queso”), the corporate parent of CEC Entertainment, Inc. (“CEC”, “Chuck E Cheese’s” or the “Company”), pursuant to the Business Combination Agreement among Leo, Queso and the other parties thereto. The information contained herein does not purport to be all-inclusive and none of Leo, CEC, Queso nor their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Investor Presentation. This Investor Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of CEC, Queso or Leo, or any of their respective affiliates. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Investor Presentation may also be restricted by law and persons into whose possession this Investor Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Investor Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Forward-Looking Statements. Certain statements in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or Leo’s or the Company’s future financial or operating performance. For example, projections of future Adjusted EBITDA, Gross Profit, Capital Expenditures and Free Cash Flow are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Leo and its management, and CEC and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including competition and general economic conditions for the Company and its management, and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in (i) Leo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2018. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Leo nor the Company undertakes any duty to update these forward-looking statements. Financial Presentation. All Company financial information included in this presentation is consolidated financial information of Queso, the direct parent holding company of CEC and the entity that will be party to the transaction with Leo. Queso has no material assets other than its ownership of CEC and conducts no operations other than through CEC and its subsidiaries. Non-GAAP Financial Information. In this presentation, Leo and the Company may refer to certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA margin, Venue-Level Adjusted EBITDA, Adjusted EBITDAR, Adjusted EBITDAR margin, Free Cash Flow and Free Cash Flow Conversion. To the extent Leo and the Company disclose non-GAAP financial measures, please refer to footnotes where presented on each page of this presentation or to the appendix found at the end of this presentation for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with generally accepted accounting principles in the U.S. (“GAAP”). Adjusted EBITDA and the other non-GAAP financial measures included in this presentation may not necessarily contain the same adjustments as similarly labeled measures included in the proxy statement/prospectus respecting the transaction referred to below. This presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable efforts. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Use of Projections. This Investor Presentation contains financial forecasts of the Company. Neither the Company’s independent auditors, nor the independent registered public accounting firm of Leo, audited, reviewed, complied, or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. These projections should not be relied upon as being necessarily indicative of future results. Additional Information. In connection with the proposed Business Combination, including the domestication of Leo as a Delaware corporation, Leo has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Leo, and after the registration statement is declared effective, Leo will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Investor Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Leo’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about CEC, Leo and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of Leo as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Leo Holdings, Corp., 21 Grosvenor Place, London, SW1X 7HF. Participants in the Solicitation. Leo and its directors and executive officers may be deemed participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Leo is contained in Leo’s annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Leo Holdings, Corp., 21 Grosvenor Place, London, SW1X 7HF. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. Queso and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination has been included in the preliminary proxy statement/prospectus for the proposed Business Combination. 2

CEC is a Leader in Family Entertainment ï® A leading owner, operator and franchisor of a global #1 Brand for Family Entertainment network of entertainment and dining venues across two complementary brands #1 Birthday Brand in America ï® Founded in 1977; 40+ year track record ï® Highly profitable venue base that combines games, entertainment, merchandise and food ï® Strong value proposition that attracts a broad customer base that wants FOOD & FUN! “Where a Kid Can Be A Kid®” “Pizza Made Fresh, Families Made Happy” Key Statistics 748 $914m +7.7% 4 Same Store Consecutive Systemwide LTM Q1’19 Sales Quarters of Venues Revenue (1) (1) (Q1’19) SSS growth $185m ~20% $187m ~85% LTM Q1’19 LTM Q1’19 FY19E LTM Q1’19 Adjusted Adjusted Adjusted Gross Margin (2) EBITDA EBITDA EBITDA Margin 3 Defined as sales for domestic owned company-operated venues that have been open for more than 18 months as of the beginning of each respective fiscal year or for acquired venues the Company has operated for at least 12 months as of the beginning of each respective fiscal year.

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CEC Offers A Truly Unique Value Proposition For Kids Restaurants Family Entertainment Destination Entertainment Full Service Global Player Dining Regional / Domestic Players Pizza-Focused QSR CEC is the Most Scaled Player in the Industry 748 142 ~6x CEC is the only global player 606 127 121 62 44 41 32 25 21 18 18 16 15 13 12 10 Dave er’s Brunswick Zone Studio Movie Grill Lu e Vail Resorts Punch Bowl Social Se 4

CEC: Then vs. Now Substantial Investments Have Strengthened and Accelerated CEC’s Go-Forward Growth Profile 2012 2019 Then vs. Now Operational ï® Limited ï® Labor and Inventory Management, ï® Improved efficiency Systems ERP, Birthday Web System, etc. Game ï® Tokens ï® RFID Game Card/Systems ï® Modernized guest Redemptions experience Business Operations ï® Little to no data ï® PlayPass enables game play tracking ï® Improved management Guest Data Program ï® Loyalty Marketing ï® All linear kids TV ï® New digital capabilities ï® Increased reach and ROI ï® No ability to take game ï® New grids and capabilities ï® Analytically rigorous Pricing / Spend price approach ï® Increasing average ticket ï® No major innovation ï® Test and learn approach ï® Foundation for future Traffic Drivers growth and Approach ï® Aging venue base ï® New products/messages Organic Growth ï® “Old” image withoutï® Tested new image that is a proven ï® Refreshed image more Levers Store Base opportunities to modernize traffic driver attractive for parents ï® Limited new stores with ï® Continued underpenetrated markets ï® Opportunity for expansion limited data and innovation globally following remodel program New Stores international Aggressive effort to find high quality in ï® Replying to ï® ï® Large opportunity new inquiries partners markets 5

Who We Are Today Iconic brand that kids love 99% Aided Awareness, 61% Unaided Awareness(1) ï® with unparalleled Iconic Brand brand awareness Offering Families 61% ï® Offers a highly differentiated, affordable 21% a Unique 8% 7% 3% 2% experience Experience ï® CEC price point is attractive in any Performance During Past Recessions Highly Resilient economic condition Avg. SSS(2) Through ï® Demonstrated resiliency in historical 3.4% 1.3% 0.1% Economic Cycles economic downturns 1990-1992 2000-2002 2008-2010 Oil Shock Dot Com Great Recession 2018A Gross Margin Build ï® Diversified high margin revenue mix results Structurally in industry-leading margins Superior Gross 92% 76% 100% 85% ï® Low product cost component for + + = Entertainment Food & Franchise Profit Margins entertainment and merchandise offerings & Merchandise Beverage Royalties +1,400 bps higher than restaurant median(3) Free Cash Flow Conversion: ~80%(4) ï® Consistently strong margins and limited Free Cash Flow(5) Attractive Free maintenance CapEx $174 $145 $152 $172 Cash Flow $130 ï® High level of free cash flow available for Dynamics investments 2016A 2017A 2018A 2019E 2020E Low Maintenance Capex Leads To High Free Cash Flow Conversion(4) (1) Chuck E. Cheese’s Brand Tracking Study, Russell Research, September 2018. When mothers (on an unaided basis) were asked ‘‘When thinking about places to take your (3) Financials as of FY18. Restaurant median includes: BJ’s, Cheesecake Factory, Cracker Barrel, Darden, Texas Roadhouse. 6 children for family-fun and entertainment, and also having a meal and/or snacks, what is the first place that comes to mind? What other places come to mind?” (4) Calculated as (Adj. EBITDA – Maintenance CapEx) / Adj. EBITDA. See “Non-GAAP Financial Information” and “Appendix.” (2) Showing average of Chuck E. Cheese’s SSS during referenced years. (5) Calculated as Adj. EBITDA – Maintenance CapEx. See “Non-GAAP Financial Information” and “Appendix.”

CEC’s Growth Opportunity Chuck E. Cheese’s Spending Per AUV Uplift From International Frequency Of Visits Visit(1) Remodels ($mm) Venue Growth ï® Benefits of operational ï® Leverage investments ï® Ongoing remodel ï® Expanding franchised improvements for new products and program international presence price to increase ticket Potential to grow visits ~2.5x higher spend on ~12%+ AUV growth Signed development by neutralizing veto other out-of-home proven at new agreements for 82 votes experiences remodels additional venues $112 9 $1.8 190 $1.6 108 3 $39 Average Visits (2) Average (2) Movie Theaters Current Potential Per Year Requests to International Visit Per Year Current AUV Projected AUV Franchise Venues 7 (1) Pricing for parties of 2 adults and 2 children for an everyday visit.

PlayPass Revolutionized Gameplay and Management Overview Benefits ï® PlayPass is RFID card replacement to ïƒ¼Better reporting and tracking of game prior token system popularity ï® Investment of $56mm in growth capital to ïƒ¼Enhanced game management and develop optimized layout ï® Rollout to all company operated locations ïƒ¼Improved uptime (no more token jams) completed in 2018 ïƒ¼Lower costs (fewer labor hours ï® Customer reaction has been extremely counting tokens, reduced shrinkage) positive ïƒ¼Enhanced ability to manage dynamic game pricing 8

All You Can Play (“AYCP”) Changes the Gaming Business Model Impact of AYCP ï® AYCP: Guests purchase time blocks with 2018 Entertainment & Merchandise Mix as a Percent of Total Revenue unlimited games instead of purchasing a Revenue shift to higher- 60.0% margin entertainment specific number of points 58.0% offering 56.0% Nationwide Rollout in July 2018 ï® Tested in 2017; launched in July 2018 54.0% 52.0% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec ï® Difficult to copy given competitor’s 2018 cost structure per game (price per AYCP is Perceived as a Greater Value Proposition game and COGS %) Positive Comments on Price NPS(1) scores in AYCP venues 2012 Guest buys 60 tokens AYCP 66% higher than control group Non-AYCP 44% venues 2015 Guest buys 60 points Guest chooses: 2019 60 points or 60 minutes (1) Net Promoter Score represents percent of positive responses to guest survey asking “How likely is it that you would recommend Chuck E. Cheese’s to a friend or colleague?” 9

Pricing Initiatives and More Tickets Drive Perceived Value Now Future ïƒ¼CEC has taken little to no ï® Grid pricing: Pricing by material game pricing location/market historically ï® Flex pricing: Pricing by ïƒ¼CEC’s gameplays day of week, time of day Pricing average ~$0.25, while Initiatives ï® Untapped pricing: competitor pricing can average over $1 per game—Weather-based ïƒ¼CEC is currently testing—More dynamic various pricing initiatives promotional calendar ïƒ¼Tested in 2017; launched ï® Since only fully nationwide in Q3 2018 launched in Q3 2018, continuing to realize ïƒ¼Surprise and delight annualized benefits More effect: the thrill of winning Initial Tickets and access better prizes ï® tests show opportunity for increasing tickets per ïƒ¼Low cost of prizes limits tap even further to margin impact from generate more sales increased gameplay 10

Remodel (“Reimaging”) Program: 32 completed to date. 60 planned for 2019 and 90 per year going forward ï,§ Program includes fulsome changes to the venues: ïƒ¼Exterior and Signage ïƒ¼Star Dance Stage ïƒ¼Pizza Window ïƒ¼Digital Menu Boards ïƒ¼Booths / Tables / ïƒ¼New Carpet / Tile Chairs ïƒ¼Refreshed Game ïƒ¼Art / Décor Offering Growth Opportunity ï,§ Post 2018, ~480 remodels yet to be completed(1) ï,§ Potential incremental Adj. EBITDA of ~$45-55mm(2) Pre vs. Post Remodel Performance Remodel Projections (Change in SSS Performance vs. Core Venue Base) (3) 16.5% Cost per Remodel $525k-$575k 12.2% Sales Uplift +12% (~$200k) Flow Through ~50-60% 2017 Remodels—Year 1 2018 Remodels—Year 1 SSS Improvement vs. Core SSS Improvement vs. Core Cash-on-Cash Return 20%+ Remodels: 7 25 11 (1) Future venues to be remodeled from 2019 onwards. Excludes remodels for Peter Piper Pizza. (2) Assumes 480 venues, $1.6mm AUV, 12% AUV uplift and 50-60% flow through. (3) Through Week 13, 2019.

International New Venue Opportunity Historical Franchise Venue Count ï® The Company currently has a total of 108 international franchised venues of venues Pro Forma for ~26% Development Agreements franchised 276—65 Chuck E. Cheese’s Chuck E Cheese’s 82—43 Peter Piper Pizza 188 192 196 194 International Franchise 172 176 2013 – 2018 CAGR: 25% 46 44 43 43 ï® Given CEC’s universal appeal to a global 46 48 46 consumer base, management believes there is 61 61 61 61 62 opportunity for significant international growth 62 62 47 49 51 55 65 65 65 30 39 51 59 11 13 16 21 ï® CEC’s key competitors have little to no 36 36 35 34 32 presence internationally 29 29 26 26 25 25 2010 2011 2012 2013 2014 2015 2016 2017 2018 Q1’19 Pro Forma Domestic International Domestic International Development Agreements Country Future Commitments Bahrain 2 Chile 2 Colombia 4 Costa Rica 2 Egypt 5 El Salvador 2 Honduras 1 India 7 India Jordan 4 Guam Kuwait 4 Mexico 16 Existing Presence Oman Oman 3 United Pakistan 4 Saudi 2019 Franchise Arab Peru 2 Arabia Opening Emirates Saudi Arabia 23 Future Near Term Trinidad 1 Expansion Plan Total 82 12

Recent Momentum and Financial Performance Strong Same Store Sales Accelerating LTM Adj. EBITDA Growth(1) ($ in millions) $185 $175 $171 7.7% $167 20.2% 3.3% 2.2% 19.5% 19.2% 1.0% 18.9% Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Margin 2018A 2019A 2018A 2019A Net Promoter Score(2) At All Time Highs Commentary ï® Strong performance in Q1 2019 91% 91% – SSS of +7.7%, impacted by Easter and school breaks 89% 86% 87% 86% 87% 84% 84% – Entertainment increasing to 54.8% of total revenue 82% 80% Q1’s calendar benefit has an offset in Q2 – 75% 73% ï® Consistently positive quarterly SSS since launching More 70% 71% 69% Tickets and AYCP ï® 32 newly remodeled venues added in Q3 and Q4 2018 are expected to positively contribute to 2019 results Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Additional 60 remodels to be completed – in 2019 2017 2018 2019 ï® Guest reactions to AYCP, More Tickets and remodeled Receipt Survey Birthday Party locations have been extremely positive (1) See “Non-GAAP Financial Information” and “Appendix.” 13 (2) Net Promoter Score represents percent of positive responses to guest survey asking “How likely is it that you would recommend Chuck E. Cheese’s to a friend or colleague?”

Financial Summary Venue Count Revenue ($ in millions) $924 $974 $898 $887 $896 $929 754 750 765 781 $833 731 732 747 148 149 142 140 144 149 144 62 68 80 85 91 102 115 527 524 523 520 515 515 517 2014A 2015A(1) 2016A 2017A 2018A 2019E 2020E(1) 2014A 2015A 2016A 2017A 2018A 2019E 2020E CEC-Owned CEC-Franchised PPP-Company Owned & Franchised Remodels: (2) – – – 7 25 60 90 SSS: (2.2%) (0.4%) 2.8% (4.8%) (0.0%) 4.2% 4.0% Cumulative Remodels: – – – 7 32 92 182 Adj. EBITDA(3) Capital Expenditures ($ in millions) ($ in millions) “Other CapEx” includes $56mm for PlayPass in 2015 – 2017 $99 $103 $94 $98 $12 $208 $9 $205 $205 $78 $80 $5 $15 $192 $43 $7 $187 $39 $181 $22 $5 $175 $23 $41 $51 $14 $17 $15 $13 $5 $4 23% 23% 23% 20% 21% $45 20% 20% $34 $36 $35 $33 $29 2014A 2015A(1) 2016A 2017A 2018A 2019E 2020E (1) 2015A 2016A 2017A 2018A 2019E 2020E Maintenance CapEx Remodeling New Venues Other (4) % Margin Total Growth CapEx (1) Shown on a 52-week basis. (4) Includes CapEx related to PlayPass, IT Initiatives and Other Growth Initiatives. 14 (2) Shown on calendar basis. (3) See “Non-GAAP Financial Information” and “Appendix.”

Proposed Transaction Summary Illustrative PF Valuation Ownership @ $10.00 per Share(6) ($ in millions, except per share data) CEC Illustrative Share Price $10.00 Pro Forma Shares Outstanding 70 Pro Forma Equity Value $700 (1) (2) SPAC Plus: Estimated Pro Forma Net Debt 601 Plus: Sale Leaseback Interest and Amort. @ 8.0x 109 Existing Shareholders Shareholder 28.6% Pro Forma Enterprise Value $1,409 Rollover 51.5% Additional PIPE Transaction Multiples Equity (3) (4) 15.3% EV / 2019E Adj. EBITDA 7.5x (3)(4) EV / 2020E Adj. EBITDA 6.9x Sources and Uses Leo Sponsor 4.6% PF Leverage ($ in millions) ($ in millions) Sources Net Total Leverage 3.2x(7) SPAC Cash in Trust $200 (3) (2) Rollover PF Net Debt 709 Cash $134 Plus: Undrawn Revolver 95 Additional PIPE Equity 100 Less: Letters of Credit (9) Leo Sponsor 33 Liquidity $220 Existing Shareholder Rollover 360 Total Sources of Funds $1,402 Key Dates Date Event Uses (5) Paydown of Senior Notes $260 April 2019 ï® Announce and file preliminary proxy Cash to Balance Sheet 17 Q3 2019 ï® Shareholder vote and close Rollover PF Net Debt 709 Existing Shareholder Rollover 360 Note: Transaction summary shown assumes $100mm PIPE investment and no redemptions from $200mm existing SPAC shareholders. Pro forma net debt is based on Q1 balances that may be subject to variation at time of the consummation Leo Sponsor 33 of the transaction (including, for the avoidance of doubt, the computation and amount of cash, capital leases, and the capitalized sale leaseback obligation based on its associated interest and amortization). Ownership figures and available Estimated Fees and Expenses 23 cash after giving effect to redemptions may vary based on transaction redemptions. All figures exclude any employee option agreements and long-term incentive plan that may be put into place after closing for the benefit of employees of Total Uses of Funds $1,402 Chuck E Cheese Brands Inc. (3) Enterprise value includes Sale Leaseback interest and amortization capitalized at 8.0x. Includes $13mm in capital leases. (4) 2019E Adj. EBITDA of $187mm and 2020E Adj. EBITDA of $205mm. CEC FY2020E shown on 52-week basis. For purposes of this illustration, estimated pro forma net debt is based on cash at Q1 2019 end of $117 million (including ~$5 (5) Includes redemption premium of 2%. million of cash at Queso Holdings Inc.). To the extent actual cash is higher or debt is lower at closing, pro forma net debt and (6) 1.05mm founder shares transferred to Apollo and 700,000 founder shares transferred to PIPE holders for no enterprise value will be lower by the same amount. To the extent actual cash is lower or debt is higher at closing, pro forma additional consideration. net debt and enterprise value will be higher by the same amount. (7) Assumes Senior Unsecured Notes of $255mm are paid off. Figure only includes third-party borrowed money. 15

Appendix

Reconciliation of Non-GAAP Financial Measures ($ in millions) FY 2014(1) FY 2015(2) FY 2016 FY 2017 FY 2018 LTM Q1’19 Net income (loss) as reported (70.3) (8.1) (4.0) 52.5 (20.5) (11.7) Interest Expense 62.1 69.3 67.7 69.1 76.3 77.5 Income tax expense (benefit) (31.3) (4.4) (2.9) (74.6) (5.2) (1.9) Depreciation and amortization 128.4 116.4 119.6 109.8 100.7 98.5 EBITDA $88.9 $173.2 $180.4 $156.8 $151.3 $162.4 1 Non-cash impairments, gain or loss on disposal 10.1 8.9 10.1 9.2 10.4 10.1 2 Unrealized Gain or Loss on foreign exchange -———- 1.2 0.6 3 Non-cash stock-based compensation 13.3 0.8 0.7 0.6 0.3 1.4 4 Rent expense book to cash 9.5 7.6 7.9 5.7 7.0 5.5 5 Franchise revenue, net cash received 2.6 1.2 0.1 — 1.6 1.9 6 Venue pre-opening costs 1.3 0.8 1.6 0.9 0.2 0.2 7 One-time and unusual items 65.2 11.5 5.8 6.7 2.9 2.6 Impact of purchase accounting 1.5 1.0 1.4 0.8 -—- Adjusted EBITDA $192.4 $205.0 $208.0 $180.7 $174.9 $184.7 Maintenance Capex (32.2) (29.2) (33.8) (35.7) (44.7) (45.9) Free Cash Flow (FCF) $160.2 $175.8 $174.2 $145.0 $130.2 $138.8 Adjusted EBITDA $192.4 $205.0 $208.0 $180.7 $174.9 $184.7 8 Rent Expense 90.0 98.3 97.2 97.1 97.6 97.0 8 Rent Expense book to cash (9.5) (7.6) (7.9) (5.7) (7.0) (5.5) Adjusted EBITDAR $272.9 $295.7 $297.3 $272.1 $265.5 $276.1 1 Relates primarily to the impairment of company-operated venues or impairments of long lived assets, gains or losses upon disposal of property or equipment, and inventory obsolescence charges in 2015 and 2014 outside of the ordinary course of business 2 Relates to unrealized gains on the revaluation of our indebtedness with our Canadian subsidiary. Effective January 1, 2018, we no longer consider undistributed income from our Canadian subsidiary to be permanently invested 3 Represents non-cash equity-based compensation expense 4 Represents the removal of non-cash portion of rent expense relating to the impact of straight-line rent and the amortization of cash incentives and allowances received from landlords, plus the actual cash received from landlords incentives and allowances in the period in which it was received 5 Represents actual cash received from franchise fees received in the period for post-acquisition franchise development agreements, which we do not start recognizing as revenue until the franchise venue is opened. This adjustment for franchise revenue, net of cash received, has been included because, among other things, (a) it is consistent with how management assesses profitability of Queso’s franchise operations and of Queso as a whole, in part because this formulation of Adjusted EBITDA better matches the cash received to the expenses associated with a development agreement, (b) the Business Combination, and the related common stock investments instruments were negotiated based in part on historical and projected Adjusted EBITDA, computed with this adjustment, and (c) it is consistent with how EBITDA is defined for purposes of the covenants in the debt agreements of Queso. 6 Relates to start-up and marketing costs incurred prior to the opening of new company-operated venues and generally consists of payroll, recruiting, training, supplies and rent incurred prior to venue opening. This adjustment for venue pre-opening costs has been included because Leo and Queso believe is important to illustrate core performance across reporting periods on a consistent basis 7 One time items include non-recurring income and expenses primarily related to (i) accounting, investment banking, legal and other costs incurred in connection with the acquisition by Apollo in 2014, the sale leaseback transaction completed in 2014 and the acquisition of Peter Piper Pizza in 2014; (ii) severance expense, executive termination benefits and executive search fees; (iii) one-time integration costs, including consulting fees, accounting service fees, IT system integration costs and travel expenses incurred in connection with the integration of Peter Piper Pizza; (iv) legal fees, claims and settlements related to litigation in respect of the acquisition by Apollo in 2014; (v) legal claims and settlements related to employee class action lawsuits and settlements; (vi) one-time costs incurred in connection with the 2015 relocation of the Company’s corporate offices; (vii) professional fees incurred in connection with one-time strategic corporate and tax initiatives, such as accounting and consulting service fees incurred to enhance transfer pricing and implement Play Pass, initial fees incurred in connection with the overseas outsourcing of our accounts payable and payroll function, and costs related to the transition in 2015 to new advertising agencies whereby we were under contract for duplicate advertising agency fees for a period of time; (viii) removing the initial recognition of gift card breakage revenue related to prior years on unredeemed Chuck E. Cheese’s gift card balances sold by third parties; (ix) removing insurance recoveries relating to prior year business interruption losses at certain venues, primarily relating to natural disasters, fires and floods; (x) removing proceeds received related to the early termination of a venue lease by the property landlord pursuant to a decision by the landlord to demolish the shopping mall where the venue was located; (xi) one-time costs related to the early termination of a supplier contract in connection with the transition to a new supplier; (xii) one-time training and travel-related costs incurred in connection with training venue employees in connection with the implementation of our Play Pass initiative and the re-imaging effort of the venues in our Chuck E. Cheese portfolio; (xiii) one-time marketing expenses related to the grand openings of our re-imaged Chuck E. Cheese venues; and (xiv) non-recoverable account balances written off outside of the ordinary course of business 8 Figures include both venue and corporate office rent (1) FY 2014 reflects combined Successor (subsequent to Apollo acquisition) and Predecessor (prior to Apollo acquisition) periods. 17 (2) Fiscal 2015 was 53 weeks in length and all other fiscal years presented were 52 weeks. Fiscal 2015 in the table above is presented on a 52 week basis.

Quarterly Reconciliation of Non-GAAP Financial Measures ($ in millions) Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Net income (loss) as reported 17.8 (6.2) (11.2) 52.1 12.2 (9.0) (9.5) (14.2) 21.0 Interest Expense 17.0 17.1 17.5 17.5 18.6 19.1 19.1 19.5 19.8 Income tax expense (benefit) 10.8 (3.5) (5.3) (76.6) 3.9 (2.2) (2.3) (4.6) 7.1 Depreciation and amortization 28.3 27.6 27.1 26.8 26.6 25.5 24.7 23.9 24.3 EBITDA $73.9 $35.0 $28.1 $19.8 $61.3 $33.4 $32.0 $24.6 $72.2 1 Non-cash impairments, gain or loss on disposal 1.8 2.0 3.6 1.9 1.2 2.4 5.9 0.9 1.0 2 Unrealized Gain or Loss on foreign exchange -———- 0.3 0.3 (0.4) 1.0 (0.3) 3 Non-cash stock-based compensation 0.2 0.1 0.2 0.1 0.1 0.2 (0.1) 0.1 1.2 4 Rent expense book to cash 1.0 1.9 1.2 1.6 2.2 2.0 1.0 1.8 0.7 5 Franchise revenue, net cash received (0.1) (0.3) — 0.3 0.4 0.3 (0.0) 0.9 0.7 6 Venue pre-opening costs 0.2 0.2 0.2 0.3 0.0 0.0 0.1 0.1 — 7 One-time and unusual items 1.3 1.5 1.2 2.7 0.8 0.7 0.0 1.4 0.5 Impact of purchase accounting 0.2 0.6 0.0 0.0 -————- Adjusted EBITDA $78.5 $41.0 $34.5 $26.7 $66.3 $39.3 $38.5 $30.8 $76.0 Maintenance Capex (8.4) (7.9) (9.8) (9.6) (12.1) (13.1) (7.8) (11.6) (13.3) Free Cash Flow (FCF) $70.1 $33.1 $24.7 $17.1 $54.1 $26.2 $30.7 $19.2 $62.7 Adjusted EBITDA $78.5 $41.0 $34.5 $26.7 $66.3 $39.3 $38.5 $30.8 $76.0 8 Rent Expense 23.6 24.2 24.6 24.7 24.3 25.0 24.1 24.2 23.7 8 Rent Expense book to cash (1.0) (1.9) (1.2) (1.6) (2.2) (2.0) (1.0) (1.8) (0.7) Adjusted EBITDAR $101.1 $63.3 $57.9 $49.8 $88.4 $62.3 $61.6 $53.2 $98.9 1 Relates primarily to the impairment of company-operated venues or impairments of long lived assets, gains or losses upon disposal of property or equipment, and inventory obsolescence charges in 2015 and 2014 outside of the ordinary course of business 2 Relates to unrealized gains on the revaluation of our indebtedness with our Canadian subsidiary. Effective January 1, 2018, we no longer consider undistributed income from our Canadian subsidiary to be permanently invested 3 Represents non-cash equity-based compensation expense 4 Represents the removal of non-cash portion of rent expense relating to the impact of straight-line rent and the amortization of cash incentives and allowances received from landlords, plus the actual cash received from landlords incentives and allowances in the period in which it was received 5 Represents actual cash received from franchise fees received in the period for post-acquisition franchise development agreements, which we do not start recognizing as revenue until the franchise venue is opened. This adjustment for franchise revenue, net of cash received, has been included because, among other things, (a) it is consistent with how management assesses profitability of Queso’s franchise operations and of Queso as a whole, in part because this formulation of Adjusted EBITDA better matches the cash received to the expenses associated with a development agreement, (b) the Business Combination, and the related common stock investments instruments were negotiated based in part on historical and projected Adjusted EBITDA, computed with this adjustment, and (c) it is consistent with how EBITDA is defined for purposes of the covenants in the debt agreements of Queso. 6 Relates to start-up and marketing costs incurred prior to the opening of new company-operated venues and generally consists of payroll, recruiting, training, supplies and rent incurred prior to venue opening. This adjustment for venue pre-opening costs has been included because Leo and Queso believe is important to illustrate core performance across reporting periods on a consistent basis 7 One time items include non-recurring income and expenses primarily related to (i) severance expense, executive termination benefits and executive search fees; (ii) legal fees, claims and settlements related to litigation in respect of the acquisition by Apollo in 2014; (iii) legal claims and settlements related to employee class action lawsuits and settlements; (iv) professional fees incurred in connection with one-time strategic corporate and tax initiatives, such as accounting and consulting service fees incurred to enhance transfer pricing and implement Play Pass; (v) removing insurance recoveries relating to prior year business interruption losses at certain venues, primarily relating to natural disasters, fires and floods; (vi) one-time training and travel-related costs incurred in connection with training venue employees in connection with the implementation of our Play Pass initiative and the re-imaging effort of the venues in our Chuck E. Cheese portfolio; and (vii) one-time marketing expenses related to the grand openings of our re-imaged Chuck E. Cheese venues 8 Figures include both venue and corporate office rent 18

CHUCKE CHEESES WHERE A KID CAN BE A KID Peter piper pizza